UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38712

Pintec Technology Holdings Limited

(Exact name of registrant as specified in its charter)

3rd Floor, No. 11 Building,
No. 109 Yard Tianjizhigu,
Jinghai 3rd Street, BDA, Beijing,
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Exhibits Index

Exhibit No.	Description
99.1	Press Release
99.2	English translation of Share and Debt Transfer Agreement by and among Pintec (Yinchuan) Technology Co., Ltd., Ningxia Fengyin Enterprise Management Consulting LLP and Yinchuan Chuanxi Technology Co., Ltd. dated October 24, 2022.
99.3	Share Transfer Agreement by and between Pintec Technology Holdings Limited and Otov Alfa Holdings Limited dated May 26, 2023.
99.4	Warrant Termination Agreement by and between Pintec Technology Holdings Limited and Otov Alfa Holdings Limited dated May 26, 2023.
99.5	English translation of Equity Pledge Release Agreement by and between Ningxia Fengyin Enterprise Management Consulting LLP and Shanghai Anquying Technology Co., Ltd. dated May 26, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2023

Pintec Technology Holdings Limited

By:	/s/ Zexiong Huang

Name:	Zexiong Huang

Title:	Chief Executive Officer